Exhibit 99.1

NeoGames Announces Fourth Quarter and Full Year 2021 Results

– Fourth Quarter Revenues and Share of NPI Revenues Interest total $21.3 million, up 15.2% year-over-year –

– Full Year Revenues and Share of NPI Revenues Interest total $84.5 million, up 43.9% year-over-year –

– Initiates Full Year 2022 Revenue and Share of NPI Revenues Guidance of between $90 and $97 million –

Luxembourg – March 9, 2022 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery solutions, announced today financial results for the fourth quarter and fiscal year ended December 31, 2021.

Moti Malul, Chief Executive Officer of NeoGames, said: “Sound commercial execution and unrivaled innovation in iLottery are continuing to drive growth for our customers. During the fourth quarter we saw growth in all of our key accounts with particular strength in our US accounts. Our combined revenues and share in NPI Revenues grew 5% sequentially, and over 40% for the full year.

“We carried our momentum into 2022 with our offer to acquire Aspire Global, which continues to be on track for closing in the first half of 2022. More and more we find our iLottery customers require a broad range of integrated gaming verticals. We firmly believe by combining NeoGames and Aspire Global will drive our strategy to be a leader in providing digital solutions to lotteries globally. We are already successfully collaborating with Aspire to launch their Pariplay content in Alberta and the early results are very encouraging. We remain focused capitalizing on an expanding market opportunity and continuing to create value for our shareholders.”

Fourth Quarter 2021 Financial Highlights

•
The total of Revenues and the Company’s share in NPI revenues was $21.3 million during the fourth quarter of 2021 compared to $18.5 million during the fourth quarter of 2020, representing an increase of 15.2% year-over-year. Revenues were $12.3 million during the fourth quarter of 2021, compared to $14.0 million during the fourth quarter of 2020. In addition, the Company’s share in NPI revenues was $9.0 million during the fourth quarter of 2021, compared to $4.5 million during the fourth quarter of 2020, representing an increase of over 100% year-over-year.

•
Comprehensive loss was $(3.6) million, or $(0.14) per share, during the fourth quarter of 2021, compared to comprehensive income of $2.5 million, or $0.11 per share, during the fourth quarter of 2020. Comprehensive income was impacted by several non-recurring items, including prospective acquisition related expenses of $3.8 million related to the Aspire Global prospective acquisition and $2.6 million related to share based compensation expenses.

•	Adjusted EBITDA[1] was $7.9 million during the fourth quarter of 2021, compared to an Adjusted EBITDA of $9.2 million during the fourth quarter of 2020 representing a decrease of 13.8% year-over-year.
•	Network Net Gaming Revenue (“NGR”) was $189 million during the fourth quarter of 2021, compared to $142 million during the fourth quarter of 2020, representing an increase of 33% year-over-year.

1 The section titled “Non-IFRS Financial Measures and Key Performance Indicators” below contains a description of the non-GAAP financial measures discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. Throughout this press release, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-IFRS Financial Measures and Key Performance Indicators” in this press release

Full Year 2021 Financial Highlights

•
The total of Revenues and the Company’s share in  NPI revenues was $84.5 million during 2021 compared to $58.7 million during the prior year, representing an increase of 43.9% year-over-year. Revenues were $50.5 million for 2021, compared to $49.2 million for the prior year. The Company’s share in NPI revenues was $34.1 million for 2021, compared to $9.5 million during the prior year.

•
Comprehensive income was $4.7 million, or $0.18 per share, during 2021, compared to comprehensive income of $6.5 million, or $0.29 per share, during the prior year. Comprehensive income was impacted by several non-recurring items, including prospective acquisition related expenses from the Aspire Global prospective acquisition, share based compensation expenses and additional costs of being a publicly listed company for all of 2021.

•	Adjusted EBITDA[2] was $33.4 million during 2021, compared to Adjusted EBITDA of $28.7 million during the prior year representing a increase of 16.5% year-over-year.
•	Network Net Gaming Revenue (“NGR”)[2] was $750 million for 2021, compared to $448 million for the prior year, representing an increase of 67% year-over-year.

Recent Business Highlights

•
Launched our suite of games with Sisal Şans, the operator of Turkey’s national lottery Milli Piyango, providing them with complete access to our premium game content, further enriching our European footprint.

•
On January 17, 2022, we commenced a public offer to the shareholders of Aspire Global plc to acquire 100% of the outstanding shares for approximately $480 million. The offer is comprised of cash for 50% of Aspire Global and equity for the remaining 50% of shares. If the offer is accepted by at least 90% of Aspire shareholders, and subject to additional terms and conditions, the transaction is expected to close during the first half of 2022.

•	On January 24, 2022 NPI announced its first digital content partnership with the Atlantic Lottery Corporation (“ALC”), further extending its and the Company’s reach in Canada.
•
On January 31, 2022, in collaboration with Aspire Global’s subsidiary, Pariplay Ltd, through NPI, we integrated Pariplay gaming content in Alberta, enhancing the technology, games and services offered and further providing players a cohesive online gaming and lottery experience.

Guidance

The Company is initiating revenue guidance for the full year 2022. The Company expects Revenue and Share in NPI Revenues from existing customer accounts to be between $90 million and $97 million, representing an approximate 11.0% increase year-over-year at the midpoint. This range is based on revenues from existing accounts, does not assume revenues from the launch of new turn-key accounts, and reflects the range of possible outcomes of the conflict in Ukraine.

Conference Call & Webcast Details

NeoGames will host a live conference call and audio webcast on Thursday, March 10, 2022 at 8:30 a.m. Eastern Time, during which management will discuss the Company’s fourth quarter results and provide commentary on business performance.  A question and answer session will follow the prepared remarks.

2 Non-GAAP Financial Measures and Key Performance indicators” for additional information about this key operating metric.

The conference call may be accessed by dialing (833) 301-1152 for U.S. domestic callers or (914) 987-7393 for international callers. Once connected with the operator, please provide the conference ID of 4128509.

A live audio webcast of the earnings conference call may be accessed on the Company’s website at ir.neogames.com. The replay of the audio webcast and accompanying presentation will be available on the Company’s investor relations website shortly after the call.

About NeoGames

NeoGames, incorporated in Luxembourg is a technology-driven innovator and a global provider of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames’ pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. As a trusted partner to lotteries worldwide, the Company works with its customers to maximize their success, offering a comprehensive solution that empowers them to deliver enjoyable and profitable iLottery programs to their players, generate more revenue, and direct proceeds to good causes.

Cautionary Statement Regarding Forward-looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. Forward-looking statements give the Company’s current expectations and projections relating to its financial condition, competitive position, future financial results, plans, objectives, and business. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: we have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business; we do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard Banknote Limited (“Pollard”) with respect to NPI, our joint venture with Pollard, through which we conduct a substantial amount of our business; a reduction in discretionary consumer spending could have an adverse impact on our business; the growth of our business largely depends on our continued ability to procure new contracts; we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all; intense competition exists in the iLottery industry, and we expect competition to continue to intensify; our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions; in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings; the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; while we have not experienced a material impact to date, the ongoing COVID-19 pandemic, including variants, and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition; and other risk factors described in our Prospectus, filed with the Securities and Exchange Commission on September 13, 2021, and other documents filed with or furnished to the SEC. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures and Key Performance Indicators

This press release may include EBIT, EBITDA, Adjusted EBITDA, NPI and NPI Revenues Interest, which are financial measures not presented in accordance with IFRS.  We use these financial measures to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

We also use certain key performance indicators (“KPIs”), including Network NGR and Gross Gaming Revenue (“GGR”), to monitor our operations and inform decisions to drive further growth. These KPIs offer a perspective on the historical performance of our platform in the aggregate across jurisdictions in which we operate.] We believe these KPIs are useful indicators of the overall health of our business.

EBIT, EBITDA, and Adjusted EBITDA. We define “EBIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, initial public offering expenses, prospective acquisition related expenses and the Company’s share in NPI depreciation and amortization. We believe EBIT, EBITDA and Adjusted EBITDA are useful in evaluating our operating performance, as they are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”). The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Company share in NPI Revenues .  NPI Revenues is not recorded as revenues in our consolidated statements of comprehensive income (loss), but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit (loss) of NPI subject to certain adjustments.

Network NGR. We define “NGR” as (i) in North America, gross sales less winnings paid to players and any promotion dollar incentives granted to players, and (ii) in Europe, gross sales less winnings paid to players, any gambling tax or duty paid on such sales and any promotion dollar incentives granted to players. We measure Network NGR as the total NGR generated by Instants and DBGs on our platform. As most of our revenue share contracts are based on NGR, tracking Network NGR provides us with insight as to the marginal contribution of GGR growth to our revenues and allows us to detect inefficiencies in our GGR growth strategy.

Gross Gaming Revenue (GGR). We define “GGR” as gross sales less winnings paid to players.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Balance Sheets
(Unaudited, U.S. dollars in thousands)

	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$66,082	$59,767
Designated cash	167	-
Restricted deposit	9	12
Prepaid expenses and other receivables	2,494	1,446
Due from Aspire Group	1,483	56
Due from the Michigan Joint Operation and NPI	3,560	3,192
Trade receivables	3,724	3,701
Total current assets	$77,519	$68,174
NON-CURRENT ASSETS
Restricted deposit	154	164
Restricted deposits - Joint Venture	3,848	3,773
Property and equipment	2,159	1,301
Intangible assets	22,354	17,835
Right-of-use assets	7,882	3,127
Deferred taxes	3,412	211
Total non-current assets	39,809	26,411
Total assets	$117,328	$94,585

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$9,475	$4,910
Lease liabilities	769	1,651
Capital notes, loans and accrued interest due to Aspire Group	21,086	-
Loans and other due to Caesars, net	-	1,972
Employees withholding payable	167	-
Employees' related payables and accruals	4,202	3,562
Total current liabilities	$35,699	$12,095
NON-CURRENT LIABILITIES
Capital notes, loans and accrued interest due to Aspire Group	$-	$17,739
Loans and other due to Caesars, net	12,899	10,666
Company share of Joint Venture net liabilities	830	1,025
Lease liabilities	7,820	1,855
Accrued severance pay, net	286	384
Total non-current liabilities	$21,835	$31,669
EQUITY
Share capital	45	44
Reserve with respect to transaction under common control	(8,467)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	20,072
Share premium	71,021	68,608
Share based payments reserve	5,814	3,907
Accumulated losses	(28,691)	(33,343)
Total equity	59,794	50,821
Total liabilities and equity	$117,328	$94,585

NeoGames S.A.
Consolidated Condensed Statements of Comprehensive Income
(Unaudited, U.S. dollars in thousands, except per share amounts)

	Quarter ended December 31,		Year ended December 31,
	2021	2020	2021	2020

Revenues	$12,254	$14,007	$50,463	$49,202
Distribution expenses	2,374	1,989	9,889	6,685
Development expenses	3,462	2,342	9,428	7,452
Selling and marketing expenses	546	389	1,549	1,483
General and administrative expenses	3,793	2,119	12,300	7,496
Initial public offering expenses	-	1,151	-	2,796
Prospective acquisition related expenses	3,841	-	3,841	-
Depreciation and amortization	3,957	3,161	14,613	11,657
	17,973	11,151	51,620	37,569
Profit (loss) from operations	(5,719)	2,856	(1,157)	11,633
Interest expenses with respect to funding from related parties	1,226	1,082	4,811	4,343
Finance income	-	-	-	(21)
Finance expenses	1,097	57	1,501	747
The Company’ share in profits of Joint Venture	3,168	1,514	12,446	1,393
Profit (loss) before income taxes expenses	(4,874)	3,231	4,977	7,957
Income taxes (expenses) benefit	1,316	(737)	(325)	(1,443)

Net and total comprehensive income (loss)	$(3,558)	$2,494	$4,652	$6,514

Net income (loss) per common share outstanding, basic	$(0.14)	$0.11	$0.18	$0.29
Net income (loss) per common share outstanding, diluted	$(0.14)	$0.10	$0.17	$0.27

Weighted average number of ordinary shares outstanding:
Basic	25,549,026	23,354,587	25,302,350	22,329,281
Diluted	25,549,026	24,938,404	26,640,120	23,898,477

NeoGames S.A.
Reconciliation of Comprehensive Income (Loss) to Adjusted EBITDA
(Unaudited, U.S. dollars in thousands)

	Quarter ended December 31,		Year ended December 31,
	2021	2020	2021	2020

Net and total comprehensive income (loss)	$(3,558)	$2,494	$4,652	$6,514
Income Taxes (benefit) expenses	(1,316)	737	325	1,443
Interest and finance-related expenses	2,323	1,139	6,312	5,069
EBIT (negative)	(2,551)	4,370	11,289	13,026
Depreciation and amortization	3,957	3,161	14,613	11,657
EBITDA	1,406	7,531	25,902	24,683
Initial Public offering costs	-	1,151	-	2,796
Prospective acquisition related expenses	3,841	-	3,841	-
Share based compensation expenses	2,628	438	3,448	969
Company share of NPI depreciation and amortization	28	52	193	203

Adjusted EBITDA	$7,903	$9,172	$33,384	$28,651

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues
(Unaudited, U.S. dollars in thousands)

	Quarter ended December 31,		Year ended December 31,
	2021	2020	2021	2020

Royalties from turnkey contracts	$7,042	$8,820	$29,882	$32,252
Royalties from games contracts	550	783	1,994	2,006
Use of IP rights	2,109	2,015	7,959	6,697
Development and other services – Aspire	340	566	1,617	2,430
Development and other services – NPI	1,833	1,481	7,578	4,404
Development and other services – Michigan Joint Operation	380	342	1,433	1,413
Revenues	$12,254	$14,007	$50,463	$49,202
NeoGames’ NPI Revenues Interest	$9,042	$4,478	$34,052	$9,535